SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of December 2004

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated December 7, 2004

FINANCIAL ARRANGMENTS WITH FORMER CEO WILL IMPACT FOURTH QUARTER EARNINGS

TORONTO, December 7, 2004 – Marsulex Inc. (TSX.MLX) announced today that arrangements with David M. Gee, the Company’s former President and Chief Executive Officer who stepped aside on November 19, 2004, will result in lower than anticipated fourth quarter earnings.

The Company said fourth quarter selling, general, administrative and other costs (SGA) would include a charge of approximately $4 million relating to Mr. Gee’s departure.  The impact on net income in the fourth quarter will be approximately $2.7 million.

Marsulex is an industrial services company that provides outsourced air quality compliance services to oil refineries and coal-based power generators, and produces industrial and water treatment chemicals for industry, primarily pulp and paper, as well as municipalities in western Canada. The Company, which is headquartered in Toronto, Ontario, operates from 13 locations in North America and also services a number of international customers.

# # # #

For further information:

Edward R. (Ted) Irwin

Chief Financial Officer

Tel: (416) 496-4164

Website: www.marsulex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

December 9, 2004

By:

_/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance